[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
January 15, 2010
Terra Capital, Inc.
Terra Industries Inc.
Registration Statement on Form S-4
Filed December 16, 2009
File Nos. 333-163762 and 333-163762-21
Dear Ms. Long:
     We refer to the letter of January 8, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Terra Capital, Inc. and Terra Industries Inc. (the “Registrants”) setting forth the comments of the staff of the SEC (the “Staff”) on the Registrants’ Registration Statement on Form S-4, File Nos. 333-163762 and 333-163762-21, filed on December 16, 2009 (the “Registration Statement”).
     Concurrently with this letter, the Registrants are electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. Three clean copies of the Amendment and three copies of the Amendment that have been marked to show changes made to the Registration Statement are enclosed for your convenience with three copies of this letter as well as three copies of the supplemental letter referred to below.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold, followed by the Registrants’ response to each comment.

General
1.	We note that you are registering the 7.75% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response: Concurrently herewith, the Registrants are providing the requested supplemental letter as Annex I stating that they are registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Cover Page of Prospectus
2.	We note your disclosure that the guarantors will unconditionally guarantee the exchange notes. Please disclose whether the guarantors will jointly and severally guarantee the exchange notes.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on the cover page of the prospectus to indicate that the guarantors will jointly and severally guarantee the exchange notes.
3.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Note as well that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response: The Registrants confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). In response to the Staff’s comment, the Registrants have revised their disclosure on the cover page of the prospectus as well as on pages 4, 61, 62, 63, 64 and 66 and in Exhibits 99.1, 99.2, 99.3 and 99.4 to set forth an expiration time of 12:00 midnight on the twentieth business day following commencement of the exchange offer. The Registrants further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Incorporation by Reference, page ii
4.	Please note that if the registration statement does not specifically incorporate reports filed during the waiting period, a pre-effective amendment would be required in order to incorporate an annual, quarterly or current report required pursuant to Section 13(a) or 15(d) of the Exchange Act. Alternatively, you may revise this section to include language to incorporate all Exchange Act reports filed during the waiting period. Please refer to Compliance and Disclosure Interpretation, Securities Act Forms, Question 123.05.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on page ii by including language to incorporate all Exchange Act reports filed during the waiting period.
Forward-Looking Statements, page iii
5.	Please note that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state that the safe harbor protections it provides do not apply to statements made in connection with the offer.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on page iii by deleting the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

Summary of the Terms of the Exchange Offer, page 3
Resale of Exchange Notes, page 3
6.	Please revise here and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acknowledge the following:
•	The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;
•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;
•	The party is not an affiliate of the issuer; and
•	The party is not engaged in and does not intend to engage in a distribution of the new securities.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on pages 3, 61 and 65 to indicate that a party acquiring securities in the exchange offer will acknowledge the following:
•	The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;
•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;
•	The party is not an affiliate of the issuer; and
•	The party is not engaged in and does not intend to engage in a distribution of the new securities.
The Exchange Offer, page 61
Terms of the Exchange, page 61
7.	We note your statement in the first paragraph that you will deliver the Exchange Notes issued in connection with the Exchange Offer “on the earliest practicable date following the expiration date.” Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on page 61 to read as follows: “The Exchange Notes issued in connection with the Exchange Offer will be delivered promptly after the expiration date.” We also respectfully call the attention of the Staff to the last paragraph under the heading “Withdrawal of Tenders” on page 66, which states: “Any Original Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be return to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the Exchange Offer.”
Conditions to the Exchange Offer, page 63
8.	If you decide to waive any of the conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of these conditions will constitute a material change requiring at least five business days remain in the offer after notice of such waiver.
Response: The Registrants are of the view that the waiver of any of the conditions on page 63 may constitute a material change depending upon the facts and circumstances of the waiver. The Registrants confirm that, if the waiver of any of these conditions does result in a material change in the information published, sent or given to security holders, the Registrants understand that five business days must remain in the offer and the offer documents must be amended to disclose the change.
9.	Please revise the language in the first bullet of the third paragraph to clearly state that you will promptly return all tendered Original Notes to tendering holders in the event that you determine that a condition has not been satisfied.
Response: In response to the Staff’s comment, the Registrants have revised their disclosure on page 63 to state that the Registrants will promptly return all tendered Original Notes to tendering holders in the event that the Registrants determine that a condition has not been satisfied.
Undertakings, Page II-3
10.	Please delete the undertakings listed in paragraphs (d) and (e) as they do not apply to this transaction.
Response: In response to the Staff’s comment, the Registrants have deleted the undertakings listed in paragraphs (d) and (e) of Page II-5.
Exhibit Index
11.	You indicate that you have requested confidential treatment for Exhibits 10.12, 10.12.1, 10.13, 10.15 and 10.16. We have the following comments:
•	It appears that the confidential treatment order granted with respect to the redacted information in Exhibits 10.12 and 10.12.1 expired on

December 31, 2008. Please re-file the exhibits to restore the redacted information.

•	Please advise us of the date on which a confidential treatment order was granted for Exhibit 10.13.

•	It appears that the confidential treatment order related to Exhibit 10.16 expired on February 28, 2007. Please re-file the exhibits to restore the redacted information.
Response: The Registrants advise the Staff that the following agreements filed as exhibits to the Registration Statement have expired and any remaining obligations with respect to such agreements are no longer material in the context of the Registrants’ business:
•	Exhibit 10.12 — Asset Purchase and Methanol Exclusivity Agreement among Terra Industries Inc., BMC Holdings Inc., and Methanex Methanol Company dated December 15, 2003, filed as Exhibit 10.9 to Terra Industries’ Form 10-K for the year ended December 31, 2003.

•	Exhibit 10.12.1 — Services Agreement among Terra Industries Inc., BMC Holdings Inc., and Methanex Methanol Company dated December 15, 2003 included as Schedule E to Exhibit 10.2 herein, filed as Exhibit 10.9.1 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2003.

•	Exhibit 10.13 — First Amendment to Asset Purchase and Methanol Exclusivity Agreement dated February 20, 2004, filed as Exhibit 10.10 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2003.

•	Exhibit 10.16 — Conversion Agreement by and between Terra Mississippi Nitrogen, Inc. and Orica USA Inc. dated July 21, 2005, filed as exhibit 10.8 to Terra Industries Inc. Form 10-Q for the fiscal quarter ended September 30, 2005.
The Registrants have removed these agreements from the exhibit list to the Amendment and will remove these agreements from future filings. Concurrently herewith, the Registrants are submitting an Application for Confidential Treatment with respect to the following agreement filed as Exhibit 10.18 to the Amendment:
•	Amended and Restated Services Agreement among Terra Industries Inc., BMC Holdings Inc. and Methanex Methanol Company dated December 2, 2008 (the “Amended and Restated Services Agreement”).
As set forth in the Application, the Registrants respectfully request confidential treatment regarding certain information in the Amended and Restated Services Agreement on the grounds that disclosure would be harmful to the parties’ competitive positions and that the redacted information is not material to investors.

Exhibit 5.1
12.	We note that in paragraph 2 counsel assumes the due authorization of the guarantees by the Guarantors. We also note that in paragraph 3 assumes due authorization of the Indenture by each Guarantor. Please delete these assumptions as these are readily ascertainable material facts underlying the legality opinion. Alternatively, please file a local counsel legality opinion that provides an opinion with respect to these issues, and state that counsel is relying upon those opinions.
Response: In response to the Staff’s comment, we have modified our opinion filed as Exhibit 5.1 to the Registration Statement to make clear that counsel is relying on the opinion of John W. Huey, Esq., filed as Exhibit 5.2 to the Registration Statement, with respect to the due authorization of the guarantees and the Indenture by the non-Delaware Guarantors.

     Please contact the undersigned at (212) 474-1339, or, in my absence, Minji Cho at (212) 474-1244, with any questions you may have regarding the Registration Statement.
Sincerely,
/s/ Timothy Y. Shih

Timothy Y. Shih
Ms. Pamela Long
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E., Mail Stop 4631
                         Washington, D.C. 20549
Encl.
VIA EDGAR
Copy to:
Ms. Chambre Malone
     Staff Attorney
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E., Mail Stop 4631
                         Washington, D.C. 20549
Mr. John W. Huey, Esq.
     Terra Capital, Inc.
          600 Fourth Street, P.O. Box 6000
               Sioux City, Iowa 51102-6000

Annex I
[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
January 15, 2010
Terra Capital, Inc.
Terra Industries Inc.
Registration Statement on Form S-4
Filed December 16, 2009
File Nos. 333-163762 and 333-163762-21
Ladies and Gentlemen:
     On behalf of Terra Capital, Inc., a Delaware corporation, and Terra Industries Inc., a Maryland corporation (the “Registrants”), we note that the Registrants, pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”) and the rules and regulations promulgated thereunder, have filed on the date hereof Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (Registration Nos. 333-163762 and 333-163762-21) (the “Registration Statement”), of the Registrants in connection with an exchange offer (the “Exchange Offer”) relating to $600,000,000 aggregate principal amount of new 7.75% Senior Notes due 2019 (the “Exchange Notes”), for a like principal amount of the outstanding 7.75% Senior Notes due 2019, which have certain transfer restrictions (the “Original Notes”). In accordance with Rule 402 promulgated under the Securities Act, one manually signed copy of the Amendment will be retained by the Registrants for a period of five years.
     The form and terms of the Exchange Notes are substantially the same as the form and terms of the respective Original Notes, except that the Exchange Notes generally will not be subject to transfer restrictions under the Securities Act or registration rights. In connection with the above-referenced Registration Statement and Amendment, we have been authorized to represent on behalf of the Registrants as follows:
     1. The Registrants are registering the Exchange Notes in connection with the Exchange Offer in reliance on the positions of the Staff of the Securities and

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Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp. (avail. April 13, 1988), Morgan Stanley & Co. Inc. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) no-action letters.
     2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (avail. April 13, 1988) no-action letter or similar no-action letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     3. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.
     4. The Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions, in connection with any resale of the Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional acknowledgment (or substantially similar language): “If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Note; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an ‘underwriter’ within the meaning of the Securities Act.”

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     Please contact the undersigned at (212) 474-1339, or, in my absence, Minji Cho at (212) 474-1244, with any questions you may have regarding the Registration Statement.
Sincerely,
/s/ Timothy Y. Shih

Timothy Y. Shih
Ms. Pamela Long
      Assistant Director
           U.S. Securities and Exchange Commission
                Division of Corporation Finance
                     100 F Street, N.E., Mail Stop 4631
                          Washington, D.C. 20549
Encl.
VIA EDGAR
Copy to:
Ms. Chambre Malone
      Staff Attorney
           U.S. Securities and Exchange Commission
                Division of Corporation Finance
                     100 F Street, N.E., Mail Stop 4631
                          Washington, D.C. 20549
Mr. John W. Huey, Esq.
      Terra Capital, Inc.
           600 Fourth Street, P.O. Box 6000
                Sioux City, Iowa 51102-6000